Repay Holdings Corporation

3060 Peachtree Road NW

Suite 1100

Atlanta, Georgia 30305

March 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Eddie Kim

Re:	Repay Holdings Corporation (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-285509

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement of the Company be accelerated to 5:00 p.m., Eastern Time, on Friday, March 28, 2025, or as soon as practicable thereafter. The Company respectfully requests that you notify Tyler Dempsey by a telephone call to (470) 867-6728 of such effectiveness.

Please contact Heather Ducat of Troutman Pepper Locke LLP at (404) 885-3613 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

REPAY HOLDINGS CORPORATION

By:	/s/ Timothy J. Murphy
Name:	Timothy J. Murphy
Title:	Chief Financial Officer

cc:	Heather Ducat, Troutman Pepper Locke LLP

David Ghegan, Troutman Pepper Locke LLP